Free writing prospectus dated September 3, 2024

Filed pursuant to Rule 433 of the Securities Act of 1993, as amended

Relating to Preliminary Prospectus dated August 20, 2024

Registration No. 333-280371

ZJK INDUSTRIAL CO., LTD.

SEPTEMBER 2024

Forward-Looking Statements

This presentation includes statements that are, or may be deemed, forward-looking terminology, including the terms “believes”, “estimates”, “expects” “plans”, “may”, “could”, “might”, ”will”, “should”, “approximately”, “potential”, or in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in several places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses, or current expectations concerning, among other things, the precision metal parts manufacturing industry in China and the prospects of our business and operations.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operation, financial condition, liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the prospectus contained in our Registration Statement initially filed with the Securities and Exchange Commission on June 21, 2024, for our proposed initial public offering (the “Registration Statement”). In addition, even if our results of operation, financial conditions, liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation.

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read carefully the factors described in the “Risk Factors“ section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our business and forward-looking statements.

We have filed a Registration Statement (including a prospectus) with the SEC for the offering to which this presentation relates. The Registration Statement has not become effective yet. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting the SEC Website at http://www.sec.gov. The Preliminary prospectus, dated August 20, 2024, is available on SEC Website at: https://www.sec.gov/Archives/edgar/data/1941506/000173112224001294/e5890_f-1a3.htm.

Alternatively, we or any selling agent participating in the offering will arrange to send you the prospectus if you contact Cathay Securities, Inc. by phone at +1-855-939-3888 or by email at service@cathaysecurities.com.

Offering Summary

Issuer	**ZJK Industrial Co., Ltd.**
Securities Being Offered	Ordinary Shares, par value $0.000016666667 per share
Proposed Ticker	ZJK
Number of Shares Outstanding Prior to Completion of the Offering	60,000,000 Ordinary Shares
Number of Shares Being Offered	1,250,000 Ordinary Shares
Number of Shares Outstanding After the Offering	61,250,000 Ordinary Shares (or 61,437,500 Ordinary Shares if the underwriters exercise their option to purchase additional ordinary shares in full)
Offering Price Per Share	$4.00 - $6.00
Estimated Gross Proceeds	$5,000,000 - $7,500,000 (assuming the underwriters do not exercise their option to purchase additional shares)
Use of Proceeds	50% - Expand manufacturing facilities; 10% - Expand sales network in North America; 15% - Potential acquisitions of, or investment in, businesses in the field of fasteners; 25% - General corporate purposes and working capital, including potential strategic investments and acquisitions.
Lead Underwriter	**Cathay Securities, Inc.**

Table of Contents

Business Summary



ZJK Industrial Co., Ltd.

Business Summary

Mainly operating through our consolidated subsidiaries in the PRC and Vietnam, we are a high-tech enterprise specializing in the manufaturing and sale of metal products for new energy vehicles, circuit boards, data centers, liquid cooling systems for high-speed super computers widely applied in the artificial intelligence (“AI”) industry, and intelligent electronic equipment, such as mobile phones, smart watches, drones, and 5G communication base stations.



Investment Highlights

Investment Highlights

1 **Services are widely used**

The industry has great market penetration across industries such as equipment, energy, medical care, AI, communications, and many parts processing companies.

2 **Nasdaq Listing**

Nasdaq listing is expected to improve our financial condition, access to capital, publicity, brand development and potential to accelerate growth organically and/or via selective mergers and acquisitions.

3 **Excellent customer resources**

The company has strong customer base including domestic big enterprises in China and the world in the field of consumer electronics, AI and new energy vehicles.

4 **Professional team**

The members of our core management team have rich industry experience, and their average tenure in the industry is more than 10 years.

5 **Self-sustained supply chain**

We have a self-sustained supply chain from R&D to engineering to delivery, which makes the whole process controllable.

Investment Highlights

Core product introduction

Type	Application
Standard screws	Various fields
Precise screws and nuts	Screws and nuts for phones, cameras, AI, consumer digital products and precise instruments
High-strength bolts and nuts	Non-standard vehicle parts/aerospace parts/high-strength/ various-step cold heading bolts
Turning parts, computer numerical control ("CNC") machining parts	Axle products (turning/CNC machine)
	Structural components for liquid cooling systems
	Processed parts
Surface mounting technology products	Miniature parts packaging
Physical vapor deposition ("PVD") products	Watches



standard and high-strength bolts and nuts



CNC products



Miniature parts packaging



PVD products

We produced approximately 4.40 billion and 3.68 billion precision metal parts in the fiscal years ended December 31, 2023 and 2022, respectively.

Investment Highlights

Core technology

The Company's core technologies mainly come from its technical team's own research and development. The Company currently has 6 registered trademarks, 45 utility model patents, 2 appearance design patents and 3 invention model patents in the PRC. We keep investing in the mold development and design and focusing on the effective control of the manufacturing process, so as to improve the yield and production capability. In addition, we actively participate in product design to satisfy requirements from our customers. Our core technologies include the production of pure titanium screws and M0.6 micro-screws. The following is a summary of the granted patents:

Type	Mold and mould	Device class	Product category	Other	Total
Quantity	23	13	11	3	50

Investment Highlights

Our Competitive Strengths

01	02	03	04
Efficient production organization and high product quality.	Strong R&D capablity that continuously supports the Company's development.	Solid customer resources and high influence in the industry.	Strong management team.



Industry Insights

Industry Insights

- Our products are mainly applied to consumer electronics, semiconductors, automobiles and other smart industries, which maintain a large market capacity and a great potential for growth in the future.
- China has become the largest global producer of fasteners, and its fastener industry has maintained steady growth in recent years.
  - China's fastener exports reached 4.9788 million tons representing a 0.7% annual increase from 2023 and indicating steady growth and growing global demand.
  - The total export value of fasteners in China for 2023 was 11.105 billion US dollars.

Source: National Bureau of Statistics, General Administration of Customs of PRC Data

Industry Insights

Consumer Electronics Industry

- The consumer electronics industry has become an integral part of the daily lives worldwide. The status and development trend of major consumer markets are particularly prominent in the areas of smartphone, personal computer devices, personal computer, smart wearables and consumer drones.

Smartphone

- According to Internet Data Center (“IDC”), shipments in the fourth quarter of 2023 increased 8.5% year over year to 326.1 million units, above expected growth of 7.3%.

Personal computer devices & personal computer

- The global traditional personal computer market returned to growth in the first quarter of 2024, with 59.8 million units shipped, an increase of 1.5% year-on-year, and entered a period of stable development.

Industry Insights

Smart wearables

- Compared with smart phones, the product features of smart wearable devices offer consumers lower prices, a wider range of choices and more prominent personalization. Global shipments of wearable devices increased by 1.7% for the full year of 2023.

Consumer drones

- The overall scale of China's consumer drone market has seen continuous growth each year. Many of the company's customers continue to lead the consumer drone industry, possessing a market share of more than 70%.

Artificial Intelligence Industry

- IDC reveals that the Asia-Pacific region is witnessing an unprecedented surge in Generative AI adoption with spending projected to soar to US$26 billion by 2027 at a compound annual growth rate ("CAGR") of 95.4% from 2022 to 2027. This surge will drive demand for related application solutions and hardware infrastructure, including circuit boards for high-speed supercomputers, data centers and liquid cooling systems.

Smart Home

- According to the IDC Worldwide Quarterly Smart Home Device Tracker, global shipments are forecasted to achieve CAGR of 3.3% over the 2023-2027 forecasted period.

Industry Insights

New Energy Vehicles Industry

According to the China Association of Automobile Manufacturers, sales of new energy vehicles in China soared from 8,000 in 2011 to 9.495 million in 2023, with a market share of 31.6%. The mature new energy vehicle industry, coupled with rising oil prices, continues to drive consumer demand for diversified and environmentally friendly vehicles.


China new energy vehicles sales(10,000)
1000.0
800.0
600.0
400.0
200.0
0.0
120.6
136.7
351.0
688.7
949.5
2019
2020
2021
2022
2023

Data source: China Association of Automobile Manufacturers

5G Base Station

Fasteners and precision metal parts are essential in antennas, support frames and other components of communication base stations. According to China's Ministry of Industry and Information Technology, by March 2024, the number of 5G base stations reached 3.647 million, a net increase of 270,000 year-on-year, accounting for 30.6% of all mobile base stations.


China 5G Base Station Construction Number(10,000)
400
350
300
250
200
150
100
50
0
0.1
71.8
142.5
231.2
337.7
364.7
2019
2020
2021
2022
2023
2024 Q1

Data source: Ministry of Industry and Information Technology of China



Operating Results

Audited Operating Results

Breakdowm of Revenue

	FY2021	FY2022	FY2023
Revenues	17,497,126	24,792,229	29,055,306
Cost of revenues	12,178,179	15,778,989	18,034,418
Gross profit	5,318,947	9,013,240	11,020,888
Net income	2,993,272	7,278,831	7,689,839
Gross profit margin	30.40%	36.36%	37.93%

Unit: US Dollar (million)


3.0
5.3
12.2
17.5
7.3
9.0
15.8
24.8
7.7
11.0
18.0
29.1
FY2021
FY2022
FY2023
Net income
Gross profit
Cost of revenues
Revenues

Note: See offering documents for further financial information, risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of total loss of your investment.

Experienced Leadership
Highlights of Biography

Ning Ding

CEO, Chairman & Director

- More than 20 years of experience in the manufacturing industry.
- Served as senior manager in PennEngineering & Manufacturing Corp from 2016 to 2018.
- Bachelor's degree in foreign trade and a master's degree in management engineering from Hangzhou Dianzi University.

Kai Huang

CFO & Director

- More than 15 years of experience in finance and operations.
- Serving as executive director of Shenzhen Qianhai Shiwei Science Co., Ltd. since February 2021.
- Served as Chairman of Hagong Equity Investment Management Chengdu Co., Ltd from 2020 to 2022.
- Bachelor's degree in information system and information management from Hohai University and an MBA degree from the Chinese University of Hong Kong.

Recent Milestones

July 2011
Established a factory in Shenzhen.

Oct 2018
Established strategic business relationship with the world's leading unmanned aerial vehicle enterprises.

May 2019
Became a first-tier supplier of some of the largest electric vehicle manufacturers in China.

Oct 2019
Established strategic business relationship with the world's top consumer electronics manufacturers and their original equipment manufacturers.

Jan 2020
Established a sales team in North America.

Apr 2021
Established a factory in Qingyuan.

Oct 2021
Established strategic business relationship with the world's top graphics processing unit manufacturers.

Apr 2024
Established a factory in Vietnam.

Jul 2024
Established a new product line for parts of liquid cooling systems.



Growth Strategies and Outlook

Our growth strategies are focused on capitalizing on market trends, leveraging our strengths amongst our competitors, and expanding our market presence.

Key Components of Growth Strategies

Expand New Markets, Productions and Sales Networks

- The Company plans to deepen its cooperation with existing clients in China and maintain current relationships and explore opportunities to supply major corporations in North America and Southeast Asia. The Company also intends to enhance its production and sales network. We have established a factory in Vietnam. In addition, we have established sales teams in Qingdao, the United States and Canada to improve market development, response time, after-sales service and customer relationships.

Continue to Improve Technical Capabilities

- The Company plans to build a R&D center for special production equipment such as automation equipment and molds to realize the independence of design and application of automation equipment and molds, and to enhance the stamping speed, life and processing precision, which we expect will eventually reduce production costs, and improve product quality and production efficiency.

Key Components of Growth Strategies

Develop New Product Lines

- The Company will focus on market demand and industry trends to enhance precision manufacturing, expand product lines, and improve processing technology. Based on our existing precision metal parts, we plan to advance the design and development of precision fasteners and introduce new types, including those for aerospace applications.

Strengthen Talent Training

- Talent acquisition and skill development are important to promote the Company's independent innovation, scientific and technological progress, as well as enhancing its core competitiveness. The Company plans to strengthen internal communication skills and recruit external technical, marketing and management professionals according to the needs and current situation of employees. In addition, the Company will strengthen the employee incentive and evaluation system.

Key Components of Growth Strategies

Enhance Brand-Recognition and Public Image

- The Company upholds its mottos, “Always attentive and striving to improve,” and “Adhere to market and customer orientation strategies” by offering high-quality products and services. We ensure product quality and environmental friendliness through our ISO 9001:2015, ISO 14001:2015, IATF 16949:2016, and ISO 45001:2018 certifications. Our after-sales team provides quick responses to ensure customer satisfaction. We will keep investing in R&D, aiming to become a globally recognized fastener solution provider.

Thank You

Contact Information

Company	Lead Underwriter
www.zjk-industrial.com	www.cathaysecurities.com
neal@zjk-industrial.com	shell.li@cathaysecurities.com
+86 13682653192	+1 (855) 939-3888